

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2021

Leen Kawas, Ph.D.
President and Chief Executive Officer
Athira Pharma, Inc.
18706 North Creek Parkway, Suite 104
Bothell, WA 98011

  Re: Athira Pharma, Inc.
    Draft Registration Statement on Form S-1
    Submitted January 6, 2021
    CIK No. 0001620463

Dear Mr. Kawas:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact David Gessert at 202-551-2326 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences